UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:	Delcath Systems, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):	1633 Broadway, Suite 22C

City, State and Zip Code:	New York, NY 10019

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Delcath Systems, Inc. (the “Company”) is unable to file its Quarterly Report Form 10-Q for the three months ended March 31, 2023 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense due to a delay in obtaining and compiling information required to be included in the Form 10-Q. In particular, the Company completed a private placement of warrants and preferred stock on March 29, 2023, as described in the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2023, and certain valuation work associated with the issuance of such warrants and preferred stock could not be completed in order to file the Form 10-Q by the required due date of May 15, 2023. The Company intends to file the Form 10-Q with the SEC on or before May 22, 2023 (the extended deadline prescribed by Rule 12b-25).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Gerard Michel	(212)	489-2100
	Name	Area Code	Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements.

This Notification of Late Filing on Form 12b-25 (“Form 12b-25”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the expected timing of filing the Form 10-Q. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual future events, results or achievements to be materially different from the Company’s expectations and projections expressed or implied by the forward-looking statements. The important factors include, but are not limited to, the finalization of the Company’s first quarter financial statements, completion of the Company’s quarterly closing processes and procedures, as well as the general business, financial and accounting risks and the other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 27, 2023 and the Company’s other filings with the SEC from time to time. These forward-looking statements speak only as of the date of this Form 12b-25 and are based on information available to the Company as of the date of this Form 12b-25, and the Company assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Delcath Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2023	/s/ Gerard Michel
Gerard Michel
Chief Executive Officer